Plan for delisting from NASDAQ/deregistration from the SEC

1. Summary
- Through a resolution of the Board of Directors, hanarotelecom incorporated (hereafter “the Company”) has decided to pursue deregistration from the SEC and delisting of Depository Receipts on NASDAQ after the relevant law of the United States is enacted.

2. Details
- Expected date of application : After March 2006
- Expected date of delisting/deregistration : After March 2006
- Reason for delisting/deregistration : To be relieved of burdens from registration and reduce related costs by delisting and deregistering the Company’s DRs, which account for a mere 0.6% of the total issued shares and 0.3% of KOSDAQ’s average daily trading volume.
- Date of BOD resolution : February 22, 2006

a. Outside directors present : 4 out of 5 were present

b. Audit committee members who are not outside directors : none

• Protection for investors : The Company will come up with measures to protect shareholders residing in the U.S. (support the exchange of DRs into underlying ordinary shares in hanarotelecom incorporated) and provide the English version of disclosure information in the U.S.

3. Future plan
- The delisting/deregistration will be pursued after the enactment of the SEC Rule 12h-6 (expected to take effect in March or April 2006).
- The Representative Director shall be delegated to make decisions regarding the schedule and other details of delisting/deregistration.

4. Requirements for deregistration/delisting
a. Basic requirements

• The Company shall comply with all the disclosure obligations for the past 2 years.

• The Company shall not issue nor sell securities in the U.S. during the past 12 months.

• The shares of the Company shall be listed in the stock market of its home country for the past 2 years.

b. Alternative benchmark 1 (In case the public float for the company, except for the shares held by AIG-Newbridge-TVG consortium, is USD 700 million or more)

• The average daily trading volume in the NASDAQ market of the past 12 months shall be less than 5% of that in the KOSDAQ market (Hanaro: approx. 0.3%), and the shares owned by U.S. residents shall be less than 6% of the total issued shares at a date within the past 60 days (currently, an estimated 2~3%) OR,

• The shares owned by U.S. residents shall be less than 3% at a date within the past 120 days.

c. Alternative benchmark 2 (In case the public float for the company, except for the shares held by AIG-Newbridge-TVG consortium, is less than USD 700 million)

• The shares owned by U.S. residents shall be less than 3% at a date within the past 120 days.

5. Conclusion
- It is assumed that hanarotelecom incorporated can apply for deregistration and delisting as it currently meets basic requirements and alternative benchmark 1.
- When Rule 12h-6 takes effect as proposed, the Company will establish procedures to protect shareholders in the U.S. and file applications for delisting/deregistration with NASDAQ and the SEC as soon as possible. Another BOD meeting can be held to resolve more details, if necessary.
- If the deregistration requirements become more strengthened than proposed or there is a change in calculating the number of shares and shareholders, or if it is inevitable to delay filing application for deregistration because of a failure to prepare necessary documents under the relevant laws of Korea, BOD meetings will be held again to determine future plans.